Equity Interest Transfer Agreement

Party A:
Name: Weihua Chen
Name:     Yihong Yuan
(Collectively called party A below)

Party B:  Weijie Chen

Backgrounds:
1. Gulf resources, Inc. (hereinafter referred to as the "target company" or the "company") is established according to law and validly existing company.
 2. Party A is a citizen of the People's Republic of China, as the day of signing this agreement, party A holds shares of target company.
3. Party B is a citizen of the People's Republic of China, would like to buy a majority stake in the target company hold by party A.
4. Party A intends to sell to Party B, Party B intends to buy from Party the shares. The shares total amount of 6,060,452 of the company(hereinafter referred to as the "target shares").
Weihua Chen: 4,243,363
Yihong Yuan: 1,817,089
Both Party A and Party B according to the provisions of the "the people's Republic of China company law”, “the the people's Republic of China Contract Law" and other relevant laws and regulations, in line with the principle of equality and mutual benefit, through friendly consultation, Both Parties have reached the following agreement regarding the equity transfer matters, for both sides abide by:

Article I Definition
Except as otherwise provided in this agreement, the following words shall have the following meanings in the use of this agreement:
1.1 "this Agreement" means the share transfer agreement.
1.2  "target shares": 6060452 of the company’s shares held by Party A in accordance with the law.
1.3 "transfer of shares": the party A will transfer target shares to Party B in accordance with the law.
1.4 "the date of signing of this Agreement" shall mean the date of the signing of the present Agreement.

Article II the price of transfer of shares
2.1 the transfer of shares of the total price of $12,120,904.
2.2 the target share transfer for water right transfer, namely before the date of the signing of this agreement has not yet been allocated shares in the target corresponding profit of target company and any target shares derived rights (such as dividends, sending shares, etc.) and after the date of the signing of this Agreement arising from the shares of the target the target profit and target share any derivative rights were by Party B enjoys.

Article III Payment

3.1 on the date of the signing of this contract, Party B shall pay the party B an advance payment of $10,000; and three working days after the date of signing of the contract, Party B shall pay off all the transfer price of all shares.
3.2 after the signing of this agreement, such as non - as a result of receiving party eventually lead to complete the transfer of shares, Party A should be from both sides confirmed to complete the transfer of the shares of the three working days full to Party B returned to Party B to Party A to pay all the money.

Article IV Transferring of the target shares
Within three business days since Party A received the advance payment from Party B, Both parties shall be ready for the target share registration and transferring under the name of the procedures required for all of the files.

Article V The commitment and guarantee of transfer party A
5.1 Party A shall ensure that the shares of the above mentioned target are legally held by Party A, which shall enjoy complete independent rights and disposition of the shares, and the above mentioned target shares shall not be accompanied by any or any liabilities or other potential liabilities. Party A has the qualification of subject of legal transfer of the shares, and have the right to sign, fulfill this agreement of terms and the terms of the contract, ensure the execution and performance of this Agreement do not violate binding or influence the legal or contractual restrictions.
5.2 Party A guarantees that no legal documents signed with any third party are in conflict with the contents of this equity transfer agreement.
5.3 Party A guarantees since the date of the signing of the agreement, it will not sign any legal documents signed with any third party are in conflict with the contents of this equity transfer agreement, including the rights and obligations.
5.4 Party A shall obtain the approval of its internal decision-making body for the transfer of the target shares.

Article VI Commitment and guarantee of the transferee Party B
6.1 Party B warrants that it has the transferee qualification in accordance with the law & the provisions of transferee conditions required by Party A for the target shares held by Party A ,Party B ensures the execution and performance of this Agreement do not violate binding or influence the legal or contractual restrictions.
6.2 Party B shall ensure that there no legal documents signed with any third party was in conflict with the contents of this agreement.
6.3 Party B guarantees that the transfer price shall be paid to Party A in accordance with the contract on schedule and in full.

Article X Change and release of the agreements
10.1 for matters not covered in this agreement or change must be agreed mutually agreed amendments and additions to this agreement, and conclude a written supplemental agreement or an agreement to change, after signed by both parties in relation to this Agreement and the agreement to modify and / or supplemental agreement, changes to the agreement as part of the agreement, after the legal representative of party a representative or authorized signature stamp and signature of Party B has with this Agreement and has the same legal effect. Related to the approval of the relevant departments of the content, the date of approval from the relevant departments to take effect. This Agreement shall continue to be valid if the change of the agreement cannot be reached.
10.2 any party, in violation of the provisions of this agreement, observant party is entitled to a written notice to the defaulting party within a specified period of time to correct, if it fails to correct within the time limit, resulting in the non breaching party to continue to perform its obligations under this Agreement without the actual significance, the observant party is entitled to lift the contract.
10.3 When Party A and Party B agree to terminate this Agreement and shall conclude a written agreement.

Party A Signature:	Party B Signature:

By: /s/ Yuan Yihong	By: /s/ Chen Weijie

By: /s/ Chen Weihua

Date :  January 16,2015